Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Shareholders, Board of Directors and Audit Committee
Hills Bancorporation
Hills, Iowa

We consent to the incorporation by reference in the registration statements (No. 333-736006 and No. 33-2657) on Form S-8 of Hills Bancorporation of our reports dated March 5, 2018, with respect to the consolidated balance sheets of Hills Bancorporation as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017, Annual Report on Form 10-K of Hills Bancorporation.

BKD, LLP

Springfield, Missouri
March 5, 2018